UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For June 18, 2009

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, June 18, 2009

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sirs:

Please find enclosed a Notice announcing the intention of Distribución y Servicio D&S S.A. to terminate its registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Act”), and its duty to file reports with the United States Securities and Exchange Commission under Section 13(a) or 15(d) of the Act.

Very truly yours,

Distribución y Servicio D&S S.A.
By: Enrique Ostalé Cambiaso
Title: CEO

Distribución y Servicio D&S S.A.

Notice of
Termination of Registration of Common Stock and of
Duty to File Reports with the U.S. Securities and Exchange Commission

Santiago, Chile, June 18, 2009 - Distribución y Servicio D&S S.A. (SAN: D&S) announced today that it intends to terminate the  registration of its common stock under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended, and its duty to file reports with the U.S. Securities and Exchange Commission under Section 13(a) or 15(d) of the Act.  The Company intends to file with the SEC on June 18, 2009 a certification on Form 15F.  The Company’s SEC reporting obligations will be immediately suspended upon such filing. The termination of the reporting obligations is expected to become effective no later than 90 days after such filing.

In addition, D&S has notified JPMorgan Chase Bank, N.A., depositary for its American Depositary Receipt (ADR) program, of its intention to terminate its ADR program.  Holders of ADRs should be contacted by the Depositary regarding how to proceed with their ADRs.  As previously announced, on January 27, 2009, the New York Stock Exchange had given notice that it had suspended trading in, and was commencing delisting of, the ADRs.  The delisting became effective as of February 9, 2009.

For further information, please visit http://www.dys.cl or contact:

Ignacio González R.
Investor Relations Officer
Distribución y Servicio D&S SA.
56-2 200 5630
E-mail: igonzalez@dys.cl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Enrique Ostalé Cambiaso
Enrique Ostalé Cambiaso
Chief Executive Officer
Dated: June 18, 2009